                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975

In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A. LETTER TO AFFILIATED PRACTITIONERS FROM W. DENNIS SUMMERS AND BARTHOMEW F. PALMISANO, JR.

September 28, 2001

Dr. _________________
Address

Dear Dr. ____________:

We wanted to update you on where things stand on the merger between OCA and OrthAlliance. As you know, we entered into our merger agreement on May 16, 2001 and we had a number of Town Hall meetings to meet you and the other OrthAlliance practitioners. At the same time we have been working with the SEC to file the necessary information so that we can bring the merger to the OrthAlliance shareholders for their approval.

The entire process has taken much longer than either of us anticipated and certainly much longer than any of us wanted. Nonetheless, we are fully committed to completing this merger and we think that we are very close to obtaining the necessary government clearance so that we can proceed with obtaining shareholder approval. The recent national tragedies have added some delay, so we are all doing our best to be understanding of the challenges that our government and our country are facing.

We have been in a period where we have not been able to provide you with any definitive information about when OrthAlliance shareholders will vote on the merger. However, please be assured that this does not mean that the merger is not proceeding or that we are having difficulties with the closing. Both companies are fully committed to this transaction. In fact, we have already begun to offer the OCA systems to the OrthAlliance affiliated practices that would like to use them, even though the merger has not yet closed. We think that you will enjoy and benefit from the OCA systems.

We also want to invite you to join in an important telephone conference call that we are going to hold on Wednesday, October 3 at 5:30 p.m. West Coast time. In the call, we will discuss several important topics, including:

     o    A review of incentives for OrthAlliance stock doctors;

     o    Timing of the merger; and

     o    A new transition program for orthodontists.

We will distribute dial-in information for the call early next week.

If you have any questions regarding these matters, please feel free to contact either of us, or any members of our senior management teams. We appreciate your patience and support and look forward to providing you further information as soon as it is available.


Sincerely,



W. Dennis Summers                          Bartholomew F. Palmisano, Sr.
Chairman and President                     Chairman and President
OrthAlliance, Inc.                         Orthodontic Centers of America, Inc.

In connection with the proposed merger, OCA has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is a part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus is available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard,
Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.